

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 9, 2018

<u>Via Email</u>
Ken Lamont
Chief Financial Officer
Crescent Point Energy Corp.
Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta
Canada, T2P 1G1

> **Re: Crescent Point Energy Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-36258**

Dear Mr. Lamont:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director
                    Office of Natural Resources